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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
September 7, 2011	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR	Houston	Silicon Valley
	London	Singapore
Joseph M. Kempf Senior Staff Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Re:	Leap Wireless International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 001-34865

Dear Mr. Kempf:

On behalf of our client, Leap Wireless International, Inc. (the “Company”), as discussed during our telephone conversation on September 7, 2011, we respectfully request an extension through September 12, 2011 to respond to the Staff’s comment letter dated August 23, 2011 with respect to the above-referenced periodic reports.

Any questions regarding this request should be directed to the undersigned at (858) 523-5406.

Very truly yours,

    /s/ Barry M. Clarkson

Barry M. Clarkson

of LATHAM & WATKINS LLP

cc:	Walter Z. Berger, Leap Wireless International, Inc.
Robert J. Irving, Jr., Esq., Leap Wireless International, Inc.